EXHIBIT 4(vi)

DESCRIPTION OF THE REGISTRANT’S SECURITIES
 REGISTERED PURSUANT TO SECTION 12 OF THE
 SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, Unity Bancorp, Inc. (“Unity”), the registrant and the registered banking holding Company or Unity Bank (“Unity Bank”) had one class of security registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our common stock, no par value per share (“Common Stock”).

Description of Capital Stock

We are authorized by our certificate of incorporation to issue 12,000,000 shares of common stock, no par value per share, and 500,000 shares of preferred stock, the terms, rights and features of which are determined by our Board of Directors upon issuance. As of the date hereof, we have 9,981,583 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Common Stock

The following description contains certain general terms of Unity’s common stock.

Dividend Rights

The holders of Unity’s common stock are entitled to dividends when, as, and if declared by the Unity board of directors out of funds legally available for the payment of dividends. Generally, New Jersey law prohibits corporations from paying dividends or any other distributions to shareholders, if after giving effect to the distribution, either the corporation would be unable to pay its debts as they become due in the usual course of its business or the corporation’s total assets would be less than its total liabilities.

The primary source of dividends paid to the Unity’s shareholders is dividends paid to Unity by Unity Bank. Thus, as a practical matter, any restrictions on the ability of Unity Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by Unity. Under the New Jersey Banking Act of 1948, as amended, dividends may be paid by Unity Bank only if, after the payment of each such dividend, the capital stock of Unity Bank will be unimpaired and either Unity Bank will have a surplus of not less than 50% of its capital stock or the payment of such dividend will not reduce Unity Bank’s surplus. The payment of dividends is also dependent upon the Bank’s ability to maintain adequate capital ratios pursuant to applicable regulatory requirements. In addition to these explicit limitations, the federal regulatory agencies are authorized to prohibit a banking subsidiary or bank holding company from engaging in an unsafe or unsound banking practice. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The dividend rights of holders of Unity’s common stock are qualified and subject to the dividend rights of holders of Unity’s preferred stock that may be issued in the future as described below in the section titled “Preferred Stock”.

Voting Rights

Each holder of Unity’s common stock is entitled to one vote for each share held on all matters voted upon by the shareholders, including the election of directors. There is no cumulative voting in the election of directors.

Preemptive Rights

Holders of shares of Unity’s common stock are not entitled to preemptive rights with respect to any shares of the common stock that may be issued.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the affairs of Unity, subject to the rights and preferences, if any, of the holders of preferred stock, holders of Unity’s common stock are entitled to share, ratably in proportion to the number of shares of common stock held by them, in the remaining assets of Unity available for distribution to its shareholders.

Assessment and Redemption

All outstanding shares of Unity’s common stock are fully paid and non-assessable. Unity’s common stock is not redeemable at the option of the issuer or the holders thereof.

Transfer Agent

Computershare is presently the transfer agent for Unity’s common stock.

Listing

Unity’s common stock is listed on the NASDAQ Global Select Market under the symbol “UNTY”.

Preferred Stock

Unity has 500,000 authorized shares of preferred stock typically referred to as “blank check” preferred stock. This term refers to stock for which the rights and restrictions are determined by the board of directors of a corporation. Unity’s certificate of incorporation authorizes Unity’s Board of Directors to issue new shares of Unity’s preferred stock without further shareholder action.

Unity’s certificate of incorporation gives the board of directors of Unity authority to issue preferred stock from time to time in one or more classes or series thereof, each such class or series to have voting powers (if any), conversion rights (if any), designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors of Unity and stated and expressed in a resolution or resolutions thereof providing for the issuance of such preferred stock.

With respect to any class or series of preferred stock, Unity’s certificate of incorporation allows the board of directors of Unity at any time to determine:

●	the dividend rate on shares of such class or series and any restrictions, limitations or conditions upon the payment of such dividends, and whether dividends are cumulative, and the dates on which dividends, if declared, would be payable;
●	whether the shares of such class or series would be redeemable and, if so, the terms of redemption;
●	the rights of holders of shares of such class or series in the event of the liquidation, dissolution or winding up of Unity, whether voluntary or involuntary, or any other distribution of its assets;
●	whether the shares of such class or series would be subject to the operation of a purchase, retirement or sinking fund and, if so, the terms and conditions thereof;
●	whether the shares of such class or series would be convertible into shares of any other class or series of the same or any other class, and if so, the terms of such conversion; and
●	the extent of voting powers, if any, of the shares of such class or series.

The issuance of additional common or preferred stock may be viewed as having adverse effects upon the holders of common stock. Holders of Unity’s common stock do not have preemptive rights with respect to any newly issued stock. Unity’s board could adversely affect the voting power of holders of Unity’s common stock by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. In the event of a proposed merger, tender offer or other attempt to gain control of Unity that the board does not believe to be in the best interests of its shareholders, the board could issue additional preferred stock which could make any such takeover attempt more difficult to complete. Blank check preferred stock may also be used in connection with the issuance of a shareholder rights plan, sometimes called a poison pill.

Anti-Takeover Provisions

The provisions of our certificate of incorporation, bylaws and the New Jersey corporation law summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

Authorized but Unissued Stock

The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common and preferred stock may enable our Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of our management.

Number of Directors

Our current board is comprised of 10 directors. Our certificate of incorporation currently provides that the Board of Directors shall consist of not less than 1 or more than 16 directors. The number of directors may be amended only by the affirmative vote of a majority of directors then in office or the affirmative vote of shareholders owning at least two-thirds of the outstanding shares entitled to vote.

Classified Board of Directors

Our certificate of incorporation divides the Board of Directors into three classes of directors serving staggered three- year terms. As a result, approximately one-third of the Board of Directors will be elected at each annual meeting of shareholders. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the Board of Directors would be beneficial to the Company and its shareholders and whether or not a majority of the Company’s shareholders believes that such a change would be desirable.

Bank Regulatory Requirements

Under the Federal Change in Bank Control Act (the “Control Act”), a 60 day prior written notice must be submitted to the Board of Governors of the Federal Reserve System (“FRB”) if any person, or any group acting in concert, seeks to acquire 10% or more of any class of outstanding voting securities of a bank holding company, unless the FRB determines that the acquisition will not result in a change of control. Under the Control Act, the FRB has 60 days within which to act on such notice taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the community served by the bank holding company and its subsidiary banks and the antitrust effects of the acquisition. Under the Bank Holding Company Act of 1956, as amended (‘BHCA”), a company is generally required to obtain prior approval of the FRB before it may obtain control of a bank holding company. Under the BHCA, control is generally described to mean the beneficial ownership of 25% or more of the outstanding voting securities of a company, although a presumption of control may exist if a party beneficially owns 10% or more of the outstanding voting securities of a company and certain other circumstances are present.

New Jersey Shareholders Protection Act

A provision of New Jersey law, the New Jersey Shareholders’ Protection Act (the “Shareholders’ Protection Act”), prohibits certain transactions involving an “interested stockholder” and a resident domestic corporation. When used in reference to any such corporation, an “interested stockholder” is generally defined as one who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting stock of that corporation or who is an affiliate or associate of that corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding stock of that corporation.

The Shareholders’ Protection Act generally prohibits any business combination between an interested stockholder and a resident domestic corporation for a period of five years following that interested stockholder’s stock acquisition date unless: (a) that business combination is approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date or (b) the transaction(s) which caused the person to become an interested stockholder was approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date and any subsequent business combinations with that interested stockholder are approved by the corporation’s board of directors, provided that any such subsequent business combination is approved by (1) the board of directors, or a committee thereof, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder, and (2) the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose. After the five-year period expires, the prohibition on business combinations with an interested stockholder continues unless certain conditions are met. Subject to further limitations, these conditions include: (a) a business combination approved by the corporation’s board of directors prior to that interested stockholder’s stock acquisition date; (b) a business combination approved by a vote of two-thirds of the voting stock not owned by the interested stockholder; (c) a business combination whereby its shareholders receive consideration in accordance with the Shareholders’ Protection Act; and (d) a business combination approved by the corporation’s board of directors, or a committee thereof, consisting solely of persons who are not employees, officers, directors, stockholders, affiliates or associates of that interested stockholder prior to the consummation of the business combination and by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by such interested stockholder at a meeting called for such purpose if the transaction(s) with the interested stockholder which caused the person to become an interested stockholder was approved by the corporation’s board of directors prior to the consummation of such transaction(s).